U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 4
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   GRADE, JEFFERY T.
   HARNISCHFEGER INDUSTRIES, INC.
   3600 South  Lake Drive
   St. Francis, WI  53235
   USA
2. Issuer Name and Ticker or Trading Symbol
   HARNISCHFEGER INDUSTRIES, INC.
   HPH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   4/7/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
COMMON STOCK               |--`   |--  |-|--                |-- |--         |2,750              |D     |--                         |
                           |      |    |-|                  |   |           |                   |      |                           |
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COMMON STOCK               |--    |--  |-|--                |-- |--         |917                |I     |(1)                        |
                           |      |    |-|                  |   |           |                   |      |                           |
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COMMON STOCK               |12/26/|A   |V|29,461            |A  |31.336     |                   |      |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |1/6/98|A   |V|870               |A  |28.172     |                   |      |                           |
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COMMON STOCK               |4/7/98|A   |V|1,023             |A  |24.047     |246,841            |I     |(2)                        |
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COMMON STOCK               |12/26/|A   |V|12,745            |A  |41.780     |                   |      |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |1/6/98|A   |V|471               |A  |37.563     |                   |      |                           |
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COMMON STOCK               |4/7/98|A   |V|553               |A  |32.063     |178,003            |I     |(3)                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Empl. Stock Options (R|31.25   |--   |--  |-|-- --      |A,D|4/9/9|10/9/|Common Stock|35,000 |--     |35,000      |D  |--          |
ights to Buy)(4)      |        |     |    |-|           |   |6-99 |05   |            |       |       |            |   |            |
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Empl. Stock Options (R|26.50   |--   |--  |-|-- --      |A,D|4/3/9|10/3/|Common Stock|12,500 |--     |12,500      |D  |--          |
ights to Buy)(4)      |        |     |    |-|           |   |5-98 |04   |            |       |       |            |   |            |
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Empl. Stock Options (R|19.63   |--   |--  |-|-- --      |A,D|4/4/9|10/4/|Common Stock|6,250  |--     |6,250       |D  |--          |
ights to Buy)(4)      |        |     |    |-|           |   |4-97 |03   |            |       |       |            |   |            |
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Empl. Stock Options (R|37.88   |--   |--  |-|-- --      |A,D|4/13/|10/13|Common Stock|42,000 |--     |42,000      |D  |--          |
ights to Buy)(4)      |        |     |    |-|           |   |97-00|/98  |            |       |       |            |   |            |
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Stock Units (5)       |1-for-1 |1/6/9|A   |V|635 --     |A,D|(5)  |(5)  |Common Stock|635    |--     |            |   |            |
                      |        |8    |    | |           |   |     |     |            |       |       |            |   |            |
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Stock Units (5)       |1-for-1 |4/7/9|A   |V|746 --     |A,D|(5)  |(5)  |Common Stock|746    |--     |180,166     |D  |--          |
                      |        |8    |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Held in trust pursuant to the Harnischfeger Industries, Inc. ("HII")
Employee Savings Plan.   (2) Held in "rabbi" trust pursuant to the HII
Executive
Incentive Plan ("EIP"). Acquisition of shares under the Plan's annual allocation and automatic dividend reinvestment features. (3) Held in "rabbi" trust pursuant to the HII Supplemental Retirement and Stock Funding Plan ("SRP"). Acquisition of shares under the Plan's annual allocation and automatic dividend reinvestment features. (4) Options granted under the 1988 Plan and the 1996 Stock Incentive Plan. Options under the plan become exercisable in 25% increments at four 12 months intervals commencing 6 months from the date of grant and expire 10 years after the date of grant.
(5) Stock Units to be held in "rabbi" trust until a payment date dependant upon five variables referred to in the Grant Letter. Payment may be in the form of cash or stock or a combination of both. Acquisition of Stock Units pursuant to the dividend equivalent feature of the Grant Letter.
SIGNATURE OF REPORTING PERSON
                     /s/ Jeffery T. Grade
DATE
5/15/98